UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gravity Receives Nasdaq Staff Deficiency Letter

Seoul, South Korea — June 3, 2014 — Gravity Co., Ltd (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, announced today that the Company received a letter, dated May 28, 2014, from The NASDAQ Stock Market LLC (the “Nasdaq Letter”), indicating that the Company failed to comply with the minimum bid price requirement for continued listing set forth in Nasdaq Stock Market Rule 5450(a)(1), as the bid price of the Company’s American Depositary Shares (“ADS”) had closed for 30 consecutive business days below US$1.00 per ADS.

In accordance with Nasdaq Stock Market Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until November 24, 2014, to regain compliance. The notification advises that such compliance can be achieved if, at any time before November 24, 2014, the bid price of the Company’s ADS closes at US$1.00 or more per share for a minimum of 10 consecutive business days.

Nasdaq Letter has no effect at this time on the listing of the Company’s ADS on the Nasdaq Stock Market. The Company’s ADS will continue to trade on the Nasdaq Global Market under the symbol “GRVY.”

Gravity will monitor the bid price for its ADS between now and November 24, 2014, and will consider available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirement.

This announcement is being made in compliance with Nasdaq Stock Market Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our our annual report for the fiscal year ended December 31, 2013 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: June 3, 2014